

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2019

Richard Tilley
Vice President, Secretary and General Counsel
Foundation Building Materials, Inc.
2741 Walnut Avenue, Suite 200
Tustin, CA 92780

   Re: Foundation Building Materials, Inc.
     Registration Statement on Form S-3
     Filed August 5, 2019
     File No. 333-233026

Dear Mr. Tilley:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Sherry Haywood at (202) 551-3345 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing and
          Construction